August 26, 2016

Via EDGAR Correspondence

Mr. Michael Clampitt

Securities & Exchange Commission

Washington, D.C. 20549

Re:	Comment Letter dated August 18, 2016, Related to File No. 001-34653

Dear Mr. Clampitt:

We have reviewed the letter referred to above and respectfully provide the following responses:

Definitive Proxy Statement on Schedule 14A Filed April 4, 2016

Short-term Incentives, page 28

1. We note your disclosure on page 28 that short-term incentives were “based on individual performance and Company performance,” and that you achieved a weighted average payout of 69.51% for your named executive officers. It is unclear how this achievement, mixed with individual performance resulted in the payments disclosed on page 29.

Please describe what percentage of short-term incentives each named executive officer earns as a result of your performance in the identified metrics and what portion is earned through individual performance. Also please describe the factors your compensation committee considers when determining the amount of each of your named executive officers’ individual performance. See Items 402(b)(2)(vi) and (vii) of Regulation S-K.

Annually our Compensation Committee defines Company performance metrics, based on our strategic plan, which factor into our short-term incentive calculation. For 2015, the metrics included core net income, core efficiency ratio, and growth in customer accounts. The results of the Company’s performance against these defined metrics resulted in overall funding of the short-term incentive program of 69.51% of the targeted bonus amount. Individual performance as measured against annual individual performance plans is then considered, and an increase or decrease on an individual basis relative to the Company payout ratio is awarded.

P.O. Box 30918  ●  Billings, Montana 59116  ●  (406) 255-5390

www.firstinterstatebank.com

Our Compensation Committee sets the target value of the short-term incentive award as a percentage of an executive’s base salary. The target value of short-term incentives paid to our named executive officers are as follows: chief executive officer – 50% of base pay; chief financial officer – 40% of base pay; chief banking officer – 40% of base pay; all other named executive officers – 33% of base pay. The Compensation Committee believes that the varying short-term award target percentages reflect each executive officer’s scope of work and responsibilities and are also reflective of market competitive base pay, incentives, and total cash compensation within our peer group.

Kevin P. Riley. Mr. Riley received a 2015 short-term incentive payout of $162,033, which included $112,629, or 69.51% of Mr. Riley’s pro-rated target short-term incentive, based on Company performance and an additional $49,404 based on Mr. Riley’s individual accomplishments against his performance plan. In determining Mr. Riley’s additional performance award, the Compensation Committee took into consideration the added level of leadership Mr. Riley assumed prior to his official transition into the chief executive officer role, his successful recruitment of an executive leadership team, and his prominent role in implementing the Company’s operational and strategic plans.

Marcy D. Mutch. Ms. Mutch received a 2015 short-term incentive payout of $48,000, which included $32,322, or 69.51% of Ms. Mutch’s pro-rated target short-term incentive, based on Company performance and an additional $15,678 based on Ms. Mutch’s individual accomplishments against her performance plan. In determining Ms. Mutch’s additional performance award, the Compensation Committee took into consideration the added level of leadership Ms. Mutch assumed prior to her official transition into the chief financial officer role, along with her dual-performance of the chief financial officer and investor relations officer roles for part of the year.

William D. Gottwals. Mr. Gottwals joined the Company as executive vice president and chief banking officer on November 16, 2015, and was not eligible for short-term incentives in 2015.

Kevin J. Guenthner. Mr. Guenthner received a 2015 short-term incentive payout of $48,000. Mr. Guenthner’s short-term incentive payout would have been $51,001, or 69.51% of Mr. Guenthner’s target short-term incentive, based on Company performance, however this was reduced by $3,001 based upon Mr. Guenthner’s accomplishments against his individual performance plan objectives.

Robert M. Cerkovnik. Based on Company performance, Mr. Cerkovnik was eligible to receive a 2015 short-term incentive of $47,780, or 69.51% of his target short-term incentive. The Compensation Committee reviewed Mr. Cerkovnik’s individual performance and determined that Mr. Cerkovnik met base performance expectations included in his base salary, but his level of performance did not warrant a short-term incentive award.

P.O. Box 30918  ●  Billings, Montana 59116  ●  (406) 255-5390

www.firstinterstatebank.com

Ed Garding. Mr. Garding received a 2015 short-term incentive payout of $206,762, which included $203,859, or 69.51% of Mr. Garding’s target short-term incentive, based on Company performance and $2,903 awarded by the Compensation Committee in recognition of Mr. Garding’s performance in transitioning the role of chief executive officer to Mr. Riley.

Michael G. Huston. Mr. Huston resigned from the Company effective October 19, 2015, and was not eligible for a 2015 short-term incentive.

In addition, we acknowledge that:

•	First Interstate BancSystem, Inc. is responsible for the adequacy and accuracy of disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	First Interstate BancSystem, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Laura Bailey at 406-255-5319 or our legal counsel, Gregory E. Lindley, Holland & Hart LLP, at 801-799-5829 with any additional comments or questions you may have.

Sincerely,

FIRST INTERSTATE BANCSYSTEM, INC.

By:	/s/ MARCY D. MUTCH
Marcy D. Mutch
Executive Vice President and
Chief Financial Officer

P.O. Box 30918  ●  Billings, Montana 59116  ●  (406) 255-5390

www.firstinterstatebank.com